Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month period ended

31 March 2017

Schiphol-Rijk, 3 May 2017

Financial Highlights

•	Revenue increased by 12% to €113.9 million (1Q 2016: €102.0 million).

•	Recurring revenue[1] increased by 11% to €108.3 million (1Q 2016: €97.2 million).

•	Net income increased by 6% to €10.8 million (1Q 2016: €10.2 million).

•	Adjusted net income[2] increased by 7% to €10.7 million (1Q 2016: €10.0 million).

•	Earnings per diluted share increased by 5% to €0.15 (1Q 2016: €0.14).

•	Adjusted earnings[2] per diluted share increased by 6% to €0.15 (1Q 2016: €0.14).

•	Adjusted EBITDA[2] increased by 12% to €51.3 million (1Q 2016: €45.9 million).

•	Adjusted EBITDA margin increased to 45.1% (1Q 2016: 45.0%).

•	Capital expenditures[3], including intangible assets, were €54.8 million (1Q 2016: €50.0 million).

•	Acquired Interxion Science Park data centre business for €77.5 million on 24 February 2017.

Operating Highlights

•	Equipped space[4] increased by 3,300 square metres in the quarter to 114,100 square metres.

•	Revenue generating space[4] increased by 2,600 square metres in the quarter to 89,800 square metres.

•	Utilisation rate at the end of the quarter was 79%.

•	During the first quarter, Interxion completed the following expansions:

•	1,300 sqm expansion in Amsterdam,

•	600 sqm expansion in Marseille,

•	1,100 sqm expansion in Paris, and

•	300 sqm expansion in Copenhagen.

Quarterly Review

Revenue in the first quarter of 2017 was €113.9 million, a 12% increase over the first quarter of 2016 and a 3% increase over the fourth quarter of 2016. Recurring revenue was €108.3 million, an 11% increase over the first quarter of 2016 and a 5% increase over the fourth quarter of 2016. Recurring revenue in the first quarter represented 95% of total revenue. On a constant currency5 basis, revenue in the first quarter of 2017 was 13% higher than in the first quarter of 2016.

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this interim report. Reconciliations of net income to Adjusted EBITDA and Net income to Adjusted net income can be found in the financial tables later in this interim report.

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]	Equipped space and Revenue generating space (and other metrics derived from these) exclude Interxion Science Park, which was acquired on 24 February 2017.

[5]	We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

2	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Cost of sales in the first quarter of 2017 was €44.1 million, a 13% increase over the first quarter of 2016 and a 2% increase over the fourth quarter of 2016.

Gross profit was €69.9 million in the first quarter of 2017, an 11% increase over the first quarter of 2016 and a 4% increase over the fourth quarter of 2016. Gross profit margin was 61.3% in the first quarter of 2017, compared with 61.6% in the first quarter of 2016 and 61.1% in the fourth quarter of 2016.

Sales and marketing costs in the first quarter of 2017 were €7.9 million, a 3% increase over the first quarter of 2016 and a 4% increase from the fourth quarter of 2016.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs, and provision for onerous lease contracts, were €10.6 million in the first quarter of 2017, a 15% increase over the first quarter of 2016 and a slight increase from the fourth quarter of 2016.

Depreciation, amortisation, and impairments in the first quarter of 2017 was €24.2 million, an increase of 13% from the first quarter of 2016 and a slight decrease from the fourth quarter of 2016.

Operating income in the first quarter of 2017 was €24.4 million, an increase of 7% from the first quarter of 2016 and an 8% increase from the fourth quarter of 2016.

Net finance expense for the first quarter of 2017 was €10.3 million, a 29% increase over the first quarter of 2016 and an 8% increase over the fourth quarter of 2016. Comparison to first quarter of 2016 is impacted by the issuance of €150.0 million of additional 6.00% senior secured notes due 2020 in April 2016.

Income tax expense for the first quarter of 2017 was €3.3 million, a 30% decrease compared with the first quarter of 2016 and a 9% increase from the fourth quarter of 2016. Income tax expense in the first quarter of 2017 was positively impacted by tax deductible energy investment incentives.

Net income was €10.8 million in the first quarter of 2017, a 6% increase over the first quarter of 2016 and an 8% increase from the fourth quarter of 2016.

Adjusted net income was €10.7 million in the first quarter of 2017, a 7% increase over the first quarter of 2016 and a 20% increase from the fourth quarter of 2016.

Adjusted EBITDA for the first quarter of 2017 was €51.3 million, a 12% increase over the first quarter of 2016 and a 4% increase over the fourth quarter of 2016. Adjusted EBITDA margin was 45.1% in the first quarter of 2017 compared with 45.0% in the first quarter of 2016 and 44.6% in the fourth quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €63.0 million in the first quarter of 2017, compared with €50.4 million in the first quarter of 2016 and €50.2 million in the fourth quarter of 2016.

Capital expenditures, including intangible assets, were €54.8 million in the first quarter of 2017, compared with €50.0 million in the first quarter of 2016 and €73.8 million in the fourth quarter of 2016.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	3

Cash and cash equivalents were €72.5 million at 31 March 2017, compared with €115.9 million at year end 2016. Total borrowings, net of deferred revolving facility financing fees, were €778.9 million at 31 March 2017, compared with €735.0 million at year end 2016. On 9 March 2017, Interxion entered into a €75.0 million senior secured revolving facility to supplement its €100.0 million revolving credit facility. During the first quarter of 2017, Interxion acquired the Science Park data centre business from Vancis BV for approximately €77.5 million.

Equipped space at the end of the first quarter of 2017 was 114,100 square metres, compared with 101,600 square metres at the end of the first quarter of 2016 and 110,800 square metres at the end of the fourth quarter of 2016. Revenue generating space at the end of the first quarter of 2017 was 89,800 square metres, compared with 80,400 square metres at the end of the first quarter of 2016 and 87,200 square metres at the end of the fourth quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the first quarter of 2017, compared with 79% at the end of the first quarter of 2016 and 79% at the end of the fourth quarter of 2016. These capacity metrics exclude Interxion Science Park.

4	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013, as amended and/or supplemented from time to time, among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as security trustee, and the Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) revenue on a constant currency basis; (iv) Recurring revenue; (v) Adjusted net income; (vi) Adjusted basic earnings per share and (vii) Adjusted diluted earnings per share.

Other companies may present EBITDA, Adjusted EBITDA, revenue on a constant currency basis, Recurring revenue, Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Revenue on a Constant Currency Basis and Recurring Revenue

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	5

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe EBITDA and Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to the Condensed Consolidated Interim Financial Statements. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of currency exchange rates.

Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

6	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income. A reconciliation from reported net income to Adjusted net income is provided herein.

Adjusted Net Income Reconciliation

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Consolidated
Net income	10,812	10,219
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	773	229
Adjustments related to capitalised interest	(912)	(465)

	(139)	(236)

Tax effect of above add backs and reversals	35	59

Adjusted net income	10,708	10,042

Reported basic EPS: (€)	0.15	0.15
Reported diluted EPS: (€)	0.15	0.14

Adjusted basic EPS: (€)	0.15	0.14
Adjusted diluted EPS: (€)	0.15	0.14

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	7

Condensed Consolidated Interim Income Statements

		For the three months ended
		31 Mar 2017	31 Mar 2016
	Note	€’000	€’000
Revenue	5	113,950	102,000
Cost of sales	5	(44,096)	(39,119)

Gross profit		69,854	62,881
Other income	5	27	98
Sales and marketing costs	5	(7,925)	(7,724)
General and administrative costs	5	(37,557)	(32,386)

Operating income		24,399	22,869
Finance income	6	308	145
Finance expense	6	(10,595)	(8,103)

Profit before taxation		14,112	14,911
Income tax expense	7	(3,300)	(4,692)

Net income		10,812	10,219

Earnings per share
Basic earnings per share: (€)		0.15	0.15
Diluted earnings per share: (€)		0.15	0.14

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

8	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Net income	10,812	10,219
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences(a)	464	(6,706)
Effective portion of changes in fair value of cash flow hedge	38	(97)
Tax on items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(39)	813
Effective portion of changes in fair value of cash flow hedge	(9)	32

Other comprehensive income/(loss) for the period, net of tax	454	(5,958)

Total comprehensive income attributable to shareholders	11,266	4,261

(a)	The foreign currency translation differences are primarily related to exchange rate differences on equities and permanent loans in GBP.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	9

Condensed Consolidated Interim Statements of Financial Position

		31 Mar 2017	31 Dec 2016
As at	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	1,208,984	1,156,031
Intangible assets	12	58,922	28,694
Goodwill	12	40,246	—
Deferred tax assets		24,204	20,370
Other investments		1,958	1,942
Other non-current assets		13,243	11,914

		1,347,557	1,218,951

Current assets
Trade receivables and other current assets		150,621	147,821
Cash and cash equivalents		72,541	115,893

		223,162	263,714

Total assets		1,570,719	1,482,665

Shareholders’ equity
Share capital		7,101	7,060
Share premium		524,221	519,604
Foreign currency translation reserve		10,413	9,988
Hedging reserve, net of tax		(214)	(243)
Accumulated income / (deficit)		23,172	12,360

		564,693	548,769

Non-current liabilities
Other non-current liabilities		14,498	11,718
Deferred tax liabilities		19,764	9,628
Borrowings	10	723,012	723,975

		757,274	745,321

Current liabilites
Trade payables and other liabilities		185,574	171,399
Income tax liabilities		6,909	5,694
Borrowings	10	56,269	11,482

		248,752	188,575

Total liabilities		1,006,026	933,896

Total liabilities and shareholders’ equity		1,570,719	1,482,665

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumu- lated income / (deficit)	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2017	7,060	519,604	9,988	(243)	12,360	548,769
Net income	—	—	—	—	10,812	10,812
Other comprehensive income, net of tax	—	—	425	29	—	454

Total comprehensive income	—	—	425	29	10,812	11,266

Exercise of options	41	3,522	—	—	—	3,563
Share-based payments	—	1,095	—	—	—	1,095

Total contribution by, and distributions to, owners of the Company	41	4,617	—	—	—	4,658

Balance at 31 March 2017	7,101	524,221	10,413	(214)	23,172	564,693

Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	10,219	10,219
Other comprehensive income, net of tax	—	—	(5,893)	(65)	—	(5,958)

Total comprehensive income	—	—	(5,893)	(65)	10,219	4,261

Exercise of options	25	1,901	—	—	—	1,926
Share-based payments	—	1,401	—	—	—	1,401

Total contribution by, and distributions to, owners of the Company	25	3,302	—	—	—	3,327

Balance at 31 March 2016	7,017	510,598	14,972	(278)	(17,304)	515,005

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	11

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended
	31 March 2017	31 March 2016(a)
	€’000	€’000
Net income	10,812	10,219
Depreciation, amortisation and impairments	24,183	21,478
Provision for onerous lease contracts	—	(880)
Share-based payments	1,041	1,401
Net finance expense	10,287	7,958
Income tax expense	3,300	4,692

	49,623	44,868

Movements in trade and other assets	2,804	5,041
Movements in trade and other liabilities	10,529	506

Cash generated from operations	62,956	50,415

Interest and fees paid(b)	(18,450)	(14,362)
Interest received	(61)	7
Income tax paid	(2,831)	(1,054)

Net cash flows from operating activities	41,614	35,006

Cash flows from investing activities
Purchase of property, plant and equipment	(52,923)	(47,446)
Financial investments—deposits	(218)	748
Acquisition Interxion Science Park B.V.	(77,517)	—
Purchase of intangible assets	(1,834)	(2,556)

Net cash flows from investing activities	(132,492)	(49,254)

Cash flows from financing activities
Proceeds from exercised options	3,547	1,926
Repayment of mortgages	(548)	(320)
Proceeds from revolving credit facilities	74,775	—
Repayments of revolving facilities	(30,000)	—

Net cash flows from financing activities	47,774	1,606
Effect of exchange rate changes on cash	(248)	(552)

Net movement in cash and cash equivalents	(43,352)	(13,194)
Cash and cash equivalents, beginning of period	115,893	53,686

Cash and cash equivalents, end of period	72,541	40,492

(a)	Collaterized cash has been reclassified from “Cash and cash equivalents” to “Other current assets” and “Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.

(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

12	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month period ended 31 March 2017 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2016; these are contained in the 2016 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 March 2017, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2017. Compared with the accounting principles as applied in the 2016 financial statements, these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2016 Annual Report (Form 20-F).

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	13

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

14	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

For the three months ended 31 March 2017	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	69,997	38,278	108,275	—	108,275
Non-recurring revenue	3,382	2,293	5,675	—	5,675

Revenue	73,379	40,571	113,950	—	113,950
Cost of sales	(27,948)	(13,479)	(41,427)	(2,669)	(44,096)

Gross profit	45,431	27,092	72,523	(2,669)	69,854
Other income	27	—	27	—	27
Sales and marketing costs	(1,953)	(1,531)	(3,484)	(4,441)	(7,925)
General and administrative costs	(19,518)	(8,851)	(28,369)	(9,188)	(37,557)

Operating income	23,987	16,710	40,697	(16,298)	24,399
Net finance expense					(10,287)

Profit before tax					14,112

Total assets	1,097,804	372,522	1,470,326	100,393	1,570,719
Total liabilities	227,539	79,121	306,660	699,366	1,006,026
Capital expenditure, including intangible assets*	(35,064)	(16,216)	(51,280)	(3,477)	(54,757)
Depreciation, amortisation, impairments	(15,898)	(6,958)	(22,856)	(1,327)	(24,183)
Adjusted EBITDA	40,168	23,654	63,822	(12,486)	51,336

For the three months ended 31 March 2016	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	62,266	34,945	97,211	—	97,211
Non-recurring revenue	3,276	1,513	4,789	—	4,789

Revenue	65,542	36,458	102,000	—	102,000
Cost of sales	(24,644)	(12,079)	(36,723)	(2,396)	(39,119)

Gross profit	40,898	24,379	65,277	(2,396)	62,881
Other income	98	—	98	—	98
Sales and marketing costs	(1,773)	(1,376)	(3,149)	(4,575)	(7,724)
General and administrative costs	(17,541)	(7,736)	(25,277)	(7,109)	(32,386)

Operating income	21,682	15,267	36,949	(14,080)	22,869
Net finance expense					(7,958)

Profit before tax					14,911

Total assets	876,049	317,481	1,193,530	60,356	1,253,886
Total liabilities	187,441	56,436	243,877	495,004	738,881
Capital expenditure, including intangible assets*	(36,757)	(10,282)	(47,039)	(2,963)	(50,002)
Depreciation, amortisation, impairments	(14,292)	(6,144)	(20,436)	(1,042)	(21,478)
Adjusted EBITDA	36,181	21,515	57,696	(11,776)	45,920

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	15

Reconciliation to Adjusted EBITDA

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Consolidated
Net income	10,812	10,219
Income tax expense	3,300	4,692

Profit before taxation	14,112	14,911
Finance income	(308)	(145)
Finance expense	10,595	8,103

Operating income	24,399	22,869
Depreciation, amortisation and impairments	24,183	21,478

EBITDA(1)	48,582	44,347
Share-based payments	2,008	1,442
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	773	229
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	(27)	(98)

Adjusted EBITDA(1)	51,336	45,920

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
FR, DE, NL and UK
Operating income	23,987	21,682
Depreciation, amortisation and impairments	15,898	14,292

EBITDA(1)	39,885	35,974
Share-based payments	310	305
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	(27)	(98)

Adjusted EBITDA(1)	40,168	36,181

16	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Rest of Europe
Operating income	16,710	15,267
Depreciation, amortisation and impairments	6,958	6,144

EBITDA(1)	23,668	21,411
Share-based payments	(14)	104

Adjusted EBITDA(1)	23,654	21,515

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Corporate and other
Operating income	(16,298)	(14,080)
Depreciation, amortisation and impairments	1,327	1,042

EBITDA(1)	(14,971)	(13,038)
Share-based payments	1,712	1,033
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	773	229

Adjusted EBITDA(1)	(12,486)	(11,776)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 31 March 2017, M&A transaction costs included €0.8 million related to other activity including the evaluation of potential asset acquisitions.
(3)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	17

6	Finance income and expense

	For the three months ended
	31 Mar 2017	31 Mar 2016
	€’000	€’000
Bank and other interest	13	3
Bond premium and fees in income	295	—
Foreign currency exchange profits	—	142

Finance income	308	145

Interest expense on Senior Secured Notes, bank and other loans	(8,962)	(6,917)
Interest expense on finance leases	(787)	(827)
Interest expense on provision for onerous lease contracts	—	(11)
Other financial expenses	(537)	(348)
Foreign currency exchange losses	(309)	—

Finance expense	(10,595)	(8,103)

Net finance expense	(10,287)	(7,958)

7	Income tax expense

The Group’s consolidated effective tax rate of 23%, in respect of continuing operations for the three months period ended 31 March 2017, was affected by the net effect of an energy tax credit received in The Netherlands, and non-tax-deductible share-based payments. The Group’s consolidated effective tax rate of 31%, in respect of continuing operations for the three months period ended 31 March 2016, was affected by the non-tax-deductible share-based payments.

8	Property, plant and equipment

During the three months ended 31 March 2017, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €63.0 million (three months ended 31 March 2016: €49.5 million). By acquiring Vancis, the Group added €13.2 million of property, plant and equipment. See note 12 for detailed information about this acquisition.

Capitalised interest relating to borrowing costs for the three months ended 31 March 2017 amounted to €0.9 million (three months ended 31 March 2016: €0.5 million). The cash effect of the interest capitalised for the three months ended 31 March 2017 amounted to €2.2 million, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2016: €1.0 million).

At 31 March 2017, the Group had outstanding capital commitments of €118.4 million. These commitments are expected to be substantially settled during the remainder of 2017.

18	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial Instruments

Fair values versus carrying amounts

As of 31 March 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 104.684 (31 March 2016: 105.875). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €654 million (31 March 2016: €503 million), compared with their nominal value of €625 million (31 March 2016: €475 million).

At 31 March 2017, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 31 March 2017, the fair value of all mortgages approximated to their carrying amount of €53.9 million (31 March 2016: €43.8 million). As of 31 March 2017, the fair value of the financial lease liabilities was €55.3 million (31 March 2016: €41.3 million) compared with the carrying amount of €51.6 million (31 March 2016: €34.7 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	19

The values of the instruments are:

	Carrying value	Level 1	Fair value Level 2	Level 3
31 March 2017
Senior secured notes 6.00% due 2020	(629,032)	(654,000)	—	—
Finance leases	(51,577)	—	(55,310)	—
Mortgages	(53,897)	—	(53,897)	—
Interest rate swap	(322)	—	(322)	—
Conversion option	0	—	—	0

31 December 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents a USD 2.0 million convertible loan given by Interxion Participation 1 B.V. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The embedded conversion option has a zero value as at 31 March 2017.

10	Borrowings

As at 31 March 2017, our €100.0 million revolving facility was undrawn.

Senior Secured Revolving Facility

On March 9, 2017, we entered into a €75.0 million senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee. As of 31 March 2017, €45.0 million of this facility was drawn.

20	Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional six months after its initial maturity date.

11	Related party transactions

In the first quarter of 2017, the Board of Directors approved the actual initial award of 76,456 performance shares to certain members of key management, excluding the Executive Director, and the proposed actual initial award of 63,805 performance shares to the Executive Director, based on the level of the actual Company and individual performance from January 1, 2016 to December 31, 2016. The award to the Executive Director is subject to approval of the Annual General Meeting of Shareholders, which is anticipated in June 2017.

12	Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”). Vancis operates colocation services from a data center at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed Interxion Science Park B.V. (“ISP”). Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

The table below summarizes the preliminary purchase price allocation for the acquisition of ISP:

€’000
Property, plant and equipment	13,150
Trade receivables(1)	1,165
Other current assets	1,349
Trade payables and other liabilities	(1,106)
Goodwill	40,246
Customer portfolio	29,020
Deferred taxes	(6,307)

Total purchase price	77,517

(1)	Trade and other receivables represent contractual gross amounts less €30 thousand which was determined to be uncollectible at the date of acquisition.

Due to the timing of the closure of the acquisition, the final purchase price allocation is expected to be completed during the remainder of 2017. As such, the estimates used as of March 31, 2017, are subject to change, including the amounts allocated to the acquired intangible assets, including goodwill and deferred taxes. Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data centre in close proximity to the virtual connectivity hub at Science Park, and is not expected to be tax deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.1 million, which have been included in General and administrative costs as incurred.

Since the acquisition date, ISP contributed €0.7 million to total revenues and €0.3 million to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €115.1 million, and net income for the period would have been €11.2 million.

Interim Report: Three-month period ended 31 March 2017 These Condensed Consolidated Interim Financial Statements are unaudited	21